October 23, 2019

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. AD 5C

Washington, D.C. 20549-3561

Attention: Doug Jones, Division of Corporation Finance

Re: Acceleration Request for Toyota Motor Corporation

Registration Statement on Form F-4

File No.: 333-232286

CIK No. 0001094517

Dear Mr. Jones,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Toyota Motor Corporation (“Toyota”) hereby respectfully requests that the effective date of the Registration Statement on Form F-4, File No. 333-232286 (the “Registration Statement”), be accelerated, so that the Registration Statement may become effective by 9:00 a.m., Eastern Time, on October 25, 2019, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Masahisa Ikeda of Shearman & Sterling LLP at +81-3-5251-1601.

Sincerely,

Toyota Motor Corporation

By:	/s/ Kenta Kon
Name:	Kenta Kon
Title:	Authorized Signatory

Cc: Masahisa Ikeda (Shearman & Sterling LLP)